UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 17, 2021

Armada Acquisition Corp. I

(Exact name of Registrant as specified in its charter)

Delaware	001-40742	85-3810850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2005 Market Street, Suite 3120

Philadelphia, PA 19103

(Address of principal executive offices)

(212) 543-6886

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant	AACI.U	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	AACI	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock for $11.50 per share	AACI W	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 17, 2021, Armada Acquisition Corp. I, a Delaware corporation (“Armada”), announced that it entered into a business combination agreement, dated as of December 17, 2021, with Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

This Current Report on Form 8-K (this “Form 8-K”) provides a summary of the Business Combination Agreement and certain other agreements entered into (and certain agreements to be entered into) in connection with the Business Combination. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements or the forms thereof, as applicable, copies of which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3 hereto and are incorporated by reference herein.

Business Combination Agreement

The below descriptions of the Business Combination Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the actual agreement, a copy of which is filed with this Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Armada, Rezolve, Cayman NewCo or Rezolve Merger Sub. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of the date of the Business Combination Agreement or other specified date, were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Armada, Rezolve, Cayman NewCo, or Rezolve Merger Sub at the time they were made or otherwise and should only be read in conjunction with the other information that Armada or Cayman NewCo makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (“SEC”). In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Armada’s Cayman NewCo’s public disclosures.

The Business Combination Agreement

Pursuant to the terms of the Business Combination Agreement, Armada, Cayman NewCo, Rezolve and Rezolve Merger Sub will effect a series of transactions, of among other things:

•

a company reorganization pursuant to which Cayman NewCo will enter into a transfer and exchange agreement (the “Transfer and Exchange Agreement”), pursuant to which, each Key Company Shareholder (as defined in the Business Combination Agreement) will transfer to Cayman NewCo his, her or its respective shares of Rezolve in exchange for ordinary shares in Cayman NewCo, such that following the effectiveness of such transfers, the Key Company Shareholders will own the same proportionate equity interests of Cayman NewCo that such Key Company Shareholders owned t immediately before such transfers (with the balance of the other shares of Rezolve to be transferred to Cayman NewCo in exchange for an equivalent number and class of shares in Cayman NewCo) and, immediately thereafter, each Key Company Shareholder will transfer to Cayman NewCo all of his, her or its respective shares of Cayman NewCo so received in exchange for his, her or its applicable pro rata portion of the aggregate stock consideration in accordance with the terms and conditions set forth in the Business Combination Agreement and in such Transfer and Exchange Agreement (with all other shareholders of Rezolve to transfer to Cayman NewCo all of his, her or its respective shares of Cayman NewCo received in exchange for his, her or its applicable pro rata portion of the aggregate stock consideration); and

•	following the Company Reorganization, but in no event earlier than ten (10) days following the effectiveness of each of the transactions contemplated by the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Cayman NewCo; and (b) Armada shall loan all of its remaining cash in the Trust Account to Cayman NewCo in exchange for a promissory note, to enable Cayman NewCo to fund working capital and transaction expenses. Pursuant to the Merger, all of the outstanding securities of Armada will be converted into the right to receive an equivalent number of securities of Cayman NewCo of the same type and with the same terms.

As a result of the Business Combination (i) the shareholders of Rezolve will receive a number of Cayman NewCo ordinary shares equal to (A) the quotient obtained by dividing (x) $1,750,000,000 by (y) $10.00 minus (B) the Outstanding Warrant Number (as defined in the Business Combination) and minus (C) the Acquisition Shares (as defined in the Business Combination Agreement) (to the extent such Acquisition Shares are not already issued on or prior to the Company Reorganization Date), and (ii) the combined company will pay or cause to be paid all of the transaction expenses.

The proposed business combination values Rezolve at a pro forma enterprise value of approximately $1.8 billion and a pro forma market capitalization of approximately $2 billion.

Upon the closing of the transactions, the combined company will be named Rezolve Group Limited and will continue to be listed on The Nasdaq Stock Market LLC under the new ticker symbol “ZONE.”

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization and qualification, (ii) capitalization, (iii) authorization to enter into such agreements, (iv) financial statements, (v) consents and requisite government approvals, (vi) licenses and permits, (vii) material contracts, (viii) absence of changes, (ix) litigation, (x) compliance with law, (xi) employee plans, (xii) environmental matters, (xiii) intellectual property, (xiv) labor matters, (xv) insurance, (xvi) tax matters, (xvii) brokers, (xviii) real and personal property, (xix) transactions with affiliates, (xx) data privacy and security, (xxi) compliance with international trade laws, (xxii) information supplied, and (xxiii) regulatory compliance.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of Rezolve’s business prior to the consummation of the Business Combination, and, as applicable, efforts to satisfy the conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for the parties to use their reasonable best efforts to obtain all consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other persons to fulfill the conditions therein, as set forth in the Business Combination Agreement, and for the preparation and filing of a registration statement on Form F-4 relating to the Business Combination and the preparation of a proxy statement of Armada.

Incentive Plan

In connection with the Business Combination, an equity incentive award plan for Cayman NewCo will be adopted and approved and will be submitted to Armada’s stockholders for approval. The equity incentive plan with an initial award pool of Cayman NewCo ordinary shares not to exceed five percent (5%) of the fully diluted issued and outstanding equity securities of Cayman NewCo as of the Closing.

Conditions to Closing

The Company Reorganization is to occur on the first business day following the satisfaction of the specified conditions and at least 10 days following the Company Reorganization Date, the Merger Closing is to take place.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Cayman NewCo shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) written consent of the requisite stockholders of Rezolve shall have been given; (e) the Company Reorganization and Merger shall have occurred; (f) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (g) the ordinary shares of Cayman NewCo being listed on The Nasdaq Stock Market LLC or other applicable national exchange as of the Closing Date; (h) upon the closing, and after giving effect to the Company Reorganization, PIPE financing, the Merger and the Promissory Note, Armada shall have net tangible assets of at least $5,000,001; (i) the Incentive Plan shall have been adopted and (j) the parties shall have become parties to the Investor Rights Agreement.

Termination

The Business Combination Agreement allows the parties to terminate such agreements if certain conditions described therein are satisfied, including as follows:

The Business Combination Agreement may be terminated:

•	by mutual written consent of Armada and Rezolve;

•	by Armada or Rezolve, if the other party has breached any of its representations and warranties or failed to perform any of its covenants or agreements, in each case, such that certain conditions to Closing would not be satisfied and the breach of such representations, warranties, covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the breaching party, and (ii) the Termination Date (as defined below), provided that no party may exercise its right to terminate the Business Combination Agreement if such party is then in breach of the Business Combination Agreement so as to prevent certain conditions to Closing from being satisfied;

•	by either Armada or Rezolve if the Business Combination is not consummated on or before August 31, 2022 (the “Termination Date”), provided that the right to terminate the Business Combination Agreement will not be available to any party whose breach of any of its covenants or obligations under the Business Combination Agreement has primarily caused the failure of the Business Combination to occur on or before the Termination Date;

•	by either Armada or Rezolve if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, which order, decree, judgment, ruling or other action is final and non-appealable;

•	by either Armada or Rezolve if the Armada shareholder approval has not been obtained;

•	by Armada if Rezolve does not deliver, or cause to be delivered, the written consent of Rezolve’s shareholders within twenty-four (24) hours after Armada notifies Rezolve of the effectiveness of the Registration Statement.

•	by Armada if the PCAOB Financial Statements are not delivered to Armada by Rezolve on or before the date that is sixty (60) days from the date of the Business Combination Agreement;

•	by either Armada or Rezolve after service of a Determination Notice (as defined in the Business Combination Agreement); or

•	by either the Armada or Rezolve if as of the Business Day before the expected Company Reorganization Date, the Aggregate Transaction Proceeds (excluding any amount pursuant to the Subscription Agreement to which Apeiron Investment Group Limited is party and any other amounts invested by the investors specified in the Business Combination Agreement) provided or committed to be provided are not more than $50 million.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Transaction Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Business Combination Agreement) have entered into the Transaction Support Agreement (the “Transaction Support Agreement”), pursuant to which, among other things, the Key Company Shareholders have agreed to (a) enter into the transfer and exchange agreement in order to effect the Company Reorganization, (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into the Investor Rights Agreement (as described below) at Closing and (d) the termination of certain agreements effective as of Closing.

The foregoing description of the Transaction Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated herein by reference.

Subscription Agreements and Convertible Note

In connection with the execution of the Business Combination Agreement, Armada and Cayman NewCo entered into certain subscription agreements, each dated December 17, 2021 (the “Subscription Agreements”), with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 2,050,000 ordinary shares (the “PIPE Shares”) of Cayman NewCo (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $20.5 million to be issued substantially concurrently with the consummation of the Business Combination. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions. The ordinary shares of Cayman NewCo to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder as a transaction by an issuer not involving a public offering.

Pursuant to the Subscription Agreements, Cayman NewCo has agreed that, within 45 calendar days following the closing of the Business Combination, Cayman NewCo will file with the SEC (at Cayman NewCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares and any other ordinary shares held by the investor or its permitted transferees (the “Resale Registration Statement”), and Cayman NewCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days (or 90 calendar days if the SEC notifies Cayman NewCo that it will review the Resale Registration Statement and provides comments thereto) after the closing of the Business Combination, subject to customary conditions and covenants.

The foregoing descriptions of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Subscription Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2, and the terms of which are incorporated herein by reference.

In connection with the Business Combination Agreement, on December 16, 2021, Rezolve entered into a secured convertible loan note instrument in respect of $20,000,000 loan notes of $1.00 each in the capital of Rezolve (the “Convertible Notes”) and debenture. The principal and interest on the Convertible Notes is convertible into Cayman NewCo ordinary shares at a 30% discount to the equity value of Cayman NewCo’s ordinary shares in connection with the consummation of the Business Combination. The Convertible Notes will mature on December 16, 2023, bear interest of 20% per annum (subject to reduction in certain circumstances) and are redeemable by the noteholder on certain events, including, without limitation, the failure of Rezolve to pay any amount due thereunder when due. The Convertible Notes will not be repaid at the Closing of the Business Combination and will either convert into ordinary shares in Cayman NewCo or remain outstanding. The Convertible Notes will not be registered under the Securities Act and have been issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated thereunder as a transaction solely to non-US persons (as defined in Regulation S).

Investor Rights Agreement

Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, Cayman NewCo, Armada Sponsor LLC, the sponsor of Armada (the “Sponsor”), certain stockholders of Rezolve and the PIPE Investors (as herein defined) (the “Holders”) shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the closing of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with the applicable lock-up period, each of the Sponsor and the Holders may demand at any time or from time to time, that Armada files a registration statement on Form S-1 or Form S-3 to register their respective ordinary shares of Cayman NewCo or to conduct an underwritten offering. The Investor Rights Agreement will also provide the Sponsor and the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Investor Rights Agreement provides that, other than to certain permitted transferees that have become a party to the Investor Rights Agreement, each of the Sponsor and the Holders shall not transfer, pledge (except as collateral to any financing source in the ordinary course), grant any option with respect to, enter into any swap or other arrangements that transfers any of the economic benefits of, or publicly announce any intention to enter into such an agreement or arrangement with respect to any of their Ordinary Shares of Cayman NewCo beneficially owned or owned of record by the Sponsor or such Holders until one hundred eighty (180) days after the closing date of the Business Combination, except that, with respect to ten percent (10%) of the registrable securities (the “10% Lockup Shares”), the lock-up period will expire earlier as follows: (x) with respect to one-third of the 10% Lockup Shares, on the date on which the trading price (as defined in the Investor Rights Agreement) is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period, (y) with respect to an additional one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shared is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period; and (z) with respect to the remaining one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shares is greater than $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period. The lockup provisions of the Investor Rights Agreement do not apply to the ordinary shares of Cayman NewCo held by EarlyBird Capital, Inc. or the ordinary shares of Cayman NewCo acquired in the PIPE or pursuant to the Convertible Note (and described above).

Under the Investor Rights Agreement, the Sponsor and the Holders will also be entitled to nominate individuals to the board of directors of Cayman NewCo following the Closing, in each case, on the terms and subject to the conditions set forth therein. In particular, such securityholders will agree to take all necessary and desirable actions such that (i) the size of the board of directors shall initially be set at ten (10) members but shall be reduced to nine (9) in the event that the aggregate transaction proceeds (as defined in the Business Combination Agreement) are equal to or in excess of US $150 million, and thereafter may be changed from time to time by resolution of the board of directors in accordance with the Memorandum and Articles of Association and (ii) while the size of the Board is nine (9) or ten (10) members, at least five (5) of those members shall satisfy the independence criteria of the applicable national exchange on which the ordinary shares are then listed. Additionally, Cayman NewCo and such securityholders will agree to take all necessary and desirable actions such that the following individuals will initially be elected to the Cayman NewCo board:

•	for so long as Dan Wagner together with his affiliates, beneficially owns any of the issued and outstanding ordinary shares of Cayman NewCo, seven (7) individuals who will initially be: Dan Wagner, Igor Lychagov, Anthony Sharp, Sir David Wright, Dr. Steve Perry, John Wagner and Derek Smith; except that if the size of the Board is reduced to nine (9) members, then the number of nominated individuals will be six (6) individuals and John Wagner shall no longer be a nominated individual;
•	for the period of 12 months from the Closing Date and for so long as the Sponsor and its affiliates or permitted transferees beneficially owns any of the issued and outstanding ordinary shares of Cayman NewCo, two (2) individuals designated in writing by the Sponsor, at least one of whom shall satisfy the independence criteria of the applicable national exchange on which the ordinary shares are then listed; and
•	for so long as the sponsor group has nomination rights under the Investor Rights Agreement, one director to be mutually determined by the Nominating Committee and the Sponsor Group, who shall satisfy the independence criteria of the applicable national exchange on which the ordinary shares of Cayman NewCo are then listed.

In connection with the execution of the Investor Rights Agreement, the registration rights agreement dated August 12, 2021 between Armada and the Sponsor will be terminated.

The foregoing description of the Investor Rights Agreement contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to the text of the agreement, a form of which is attached to this Form 8-K as Exhibit 10.3 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. The ordinary shares of Cayman NewCo to be issued in connection with the Subscription Agreements, and the Convertible Notes, and the respective the transactions contemplated thereby will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01	Regulation FD Disclosure.

On December 17, 2021, Armada and Rezolve issued a joint press release announcing the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto is a copy of the Transcript of the Investor Presentation regarding the Business Combination, dated December 17, 2021.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Armada and Rezolve have prepared for use in connection with the announcement of the Business Combination.

The foregoing Exhibits 99.1, 99.2 and 99.3 are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of Armada under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Important Information About the Proposed Transaction and Where to Find It

This Form 8-K relates to a proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Forward-Looking Statements

This Form 8-K contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this Form 8-K include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the listing of the Combined Company’s shares, including the timing thereof, the amount and use of the proceeds of the transaction, our future growth and innovations, the initial pro forma market capitalization of the combined company, the pro forma amount of funds available in the trust account, our assumptions regarding stockholder redemptions, and the benefits of the transaction. These forward looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve, Cayman NewCo or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Armada, to receive regulatory approvals or to satisfy other conditions to closing; (4) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations of Armada or Rezolve as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (9) the possibility that Armada, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the impact of COVID-19 on Rezolve’s business and/or the ability of the parties to complete the proposed business combination; (11) the ability of existing investors to redeem and the level of redemptions, the ability to complete the business combination due to the failure to obtain approval from Armada’s stockholders, , including those to be included under the header “Risk Factors” in the registration statement on Form F-4 to be filed by Cayman NewCo with the SEC and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus of Armada related to its initial public offering. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Form 8-K represent our views as of the date of this Form 8-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Form 8-K.

No Offer or Solicitation

This Form 8-K is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to the Company or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1†	Business Combination Agreement, dated as of December [16], 2021, by and among Armada Acquisition Corp. I, Rezolve Group Limited, Rezolve Merger Sub, Inc. and Rezolve Limited.
10.1*	Transaction Support Agreement, dated as of December [16], 2021, by and among Armada Acquisition Corp. I, certain stockholders of Rezolve Limited, Rezolve Limited and Rezolve Group Limited.
10.2	Form of Subscription Agreement
10.3	Form of Investor Rights Agreement by and among Rezolve Group Limited, Armada Acquisition Corp. I, and the other holders party thereto.
99.1	Press release, dated December 17, 2021
99.2	Transcript of Investor Presentation
99.3	Investor Presentation, dated December 17, 2021
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2021

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer and Chairman